As filed with the Securities and Exchange Commission on April 11, 2001.

                            Registration No.: 0-31739
                                              -------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10- SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934




                            TTTTICKETS HOLDING CORP.
                 (Name of Small Business Issuer in its charter)

            Delaware                                        04-2968425
     (State of incorporation)                          (I.R.S. Employer
                                                        Identification No.)

       178 Villa Park Drive
         Lewisville, Texas                                     75067
      (Address of principal                                  (Zip Code)
       executive offices)

                   Issuer's telephone number - (972) 317-6024

           Securities to be registered under Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered

              none                                           none


           Securities to be registered under Section 12(g) of the Act:
                     Common Stock, par value $.001 per share
                                (Title of class)

                                TABLE OF CONTENTS

PART I   ..................................................................   1

ITEM 1.  DESCRIPTION OF BUSINESS...........................................   1
         General...........................................................   2
         History ..........................................................   2
         Business Development..............................................   2
         Web Site Overview.................................................   3
         Technology and Operating Plan.....................................   3
         Industry Analysis.................................................   3
         Competition.......................................................   3
         Marketing Strategy................................................   4
         Sources of Revenue................................................   5
         Intellectual Property, Proprietary Rights and Domain Names........   5
         Government Regulations and Legal Uncertainties....................   5
         Employees.........................................................   6


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND PLAN OF OPERATION...........................................   6

ITEM 3.  DESCRIPTION OF PROPERTY...........................................   7

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
           MANAGEMENT......................................................   7

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
           CONTROL PERSONS.................................................   7
         Cecil McGough.....................................................   7
         Committees of the Board of Directors..............................   8

ITEM 6.  EXECUTIVE COMPENSATION............................................   8

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................   8

ITEM 8.  DESCRIPTION OF SECURITIES.........................................   8
         Capital Stock.....................................................   8
         Provisions Having a Possible Anti-Takeover Effect.................   9

ADDITIONAL INFORMATION.....................................................   9

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
          MARKET DATA......................................................   9

PART II  ..................................................................  10

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ....................  10
         Market Information................................................  10
         Holders...........................................................  10
         Dividends.........................................................  10

ITEM 2.  LEGAL PROCEEDINGS.................................................  10

ITEM 3.  CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING DISCLOSURE.............................................  10

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES...........................  10

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.........................  11

PART F/S ..................................................................  13

PART III ..................................................................  13

ITEM 1.  INDEX TO EXHIBITS.................................................  13

SIGNATURES.................................................................  14

INDEX TO FINANCIAL STATEMENTS OF TTTTICKETS HOLDING CORP AND
SUBSIDIARY AS OF DECEMBER 31, 2000 AND FOR THE PERIOD FROM APRIL 24, 2000
(DATE OF INCORPORATION) THROUGH DECEMBER 31, 2000.......................... F-1

INDEX TO FINANCIAL STATEMENTS OF TTTTICKETS HOLDING CORP. AND
SUBSIDIARY  AS OF DECEMBER  31, 2000 AND FOR THE PERIOD FROM  JANUARY 1, 2000
THROUGH MAY 9, 2000 AND FOR THE YEAR ENDED DECEMBER 31, 1999............... F-1

                                     PART I

ITEM 1.         DESCRIPTION OF BUSINESS

General.

         We are a holding company and the sole stockholder of TTTTickets.com, Inc., a Delaware corporation ("Tickets"). Our sole asset is the stock of Tickets, and all references herein to "we," "us" or "our" with respect to our business operations refer to the combined business operations of TTTTickets Holding Corp. and Tickets, unless specifically stated otherwise.

         We are attempting to create a secondary marketplace for individuals to buy and sell event tickets on the Internet. The primary market for tickets exists when an event producer offers tickets directly to the public at a published price. The secondary market is generated when purchasers in the primary market subsequently resell these tickets.

         We intend to develop a web site that will allow buyers and sellers of event tickets to come together to efficiently transact business in the secondary market. Tickets available on the site will be grouped into four major categories: i) music, ii) sports, iii) arts, and iv) family. Individuals who desire to list tickets for sale or to purchase listed tickets will need to be members to obtain the necessary information to complete the transaction.

         We intend to derive revenue from membership fees and from sponsor and advertising payments. Memberships will be available for six-month terms at a cost of $9.95 for buyers and $19.95 for sellers. Members will have unlimited access to the site during the membership period.

       We currently have no revenue and have not completed development of our website. Management has contracted with InSite Productions, LLC ("InSite"), an unaffiliated third party, for the purpose of having that party create our website. InSite will be responsible for providing the software, services and other content necessary to develop the website to our specification. InSite will also be responsible for developing and maintaining the software necessary to convert information provided by us and our users into a readable format that can in turn be accessed by users of the site or by the Company. Under the terms of this agreement, we will pay $25,000.00 to InSite for developing our site. Thereafter, we will pay a monthly site maintenance fee of $200.00. This contract is subject to our ability to raise the capital necessary to pay InSite for the site development services they will be providing. We therefore believe we will need to raise total capital of approximately $100,000 to develop and maintain the website, begin our marketing efforts and fund general and administrative expenses for the next 12 months. It is anticipated that the funds necessary to complete development of the website and operate our business for the next 12 months will come from the private sale of our equity or debt securities. No offering has been undertaken and it is difficult for management to say that if an offering is initiated that it will be successful. If we can not raise capital through the private placement of our securities, our business plan can not be implemented.

         Assuming the availability of capital we believe that our website will be operational in the third quarter of 2001. Once operational, we estimate that we will need to add two additional employees so as to maintain the website, promote our marketing strategy and address administrative matters. Additional employees will only be added once their salaries can be paid from either the proceeds of an offering of our securities or revenues from our operations.

History.

         TTTTickets Holding Corp. was originally incorporated as Professional Brushes, Inc. ("PBI"), a Massachusetts corporation on June 6, 1987. On March 3, 1995, PBI and its parent company, Mi-Lor Corporation, filed a petition under Chapter 11 of the United States Bankruptcy Code. On November 2, 1998, the court approved PBI's Joint Plan of Reorganization (the "Plan of Reorganization"). On April 12, 1999 and in accordance with the Plan of Reorganization, the prior management of PBI changed its state of incorporation from Massachusetts to Delaware by merging with and into PB Acquisition Corp., a Delaware corporation. On May 9, 2000, Cecil McGough, the founder and sole stockholder of Tickets, acquired 9,000,000 shares of the common stock (or approximately 90% of the outstanding shares) of PB Acquisition Corp. in exchange for 100% of the common stock of Tickets which became a wholly owned subsidiary of PB Acquisition Corp. On May 9, 2000, PB Acquisition Corp. changed its corporate name to TTTTickets Holding Corp.

         Tickets was incorporated on April 24, 2000 in the State of Delaware to develop and maintain a website to facilitate the sale and purchase of event tickets in the secondary market, and is now our wholly owned subsidiary. On April 26, 2000, the prior management of PB Acquisition Corp. entered into a Stock Exchange Agreement (the "Exchange") with Tickets pursuant to which Cecil McGough, the sole stockholder of Tickets, assigned his equity ownership interest in that company to us in exchange for 9,000,000 shares (or approximately 90%) of our outstanding common stock. At the time of the Exchange, PB Acquisition Corp. had no operations and essentially no assets. Following the Exchange, Cecil McGough, our only officer and director, replaced the former officers and directors of PB Acquisition Corp. Cecil McGough entered into this transaction in order to enable Tickets to begin the process of becoming a publicly traded company.

         The holders of our outstanding shares of common stock approved the Stock Exchange Agreement on May 9, 2000. On May 9, 2000, we changed our corporate name to TTTTickets Holding Corp.

         As a result of the Exchange, our current capitalization structure is as follows:

                               # of Shares                # of Shares (1)
                             Before        %           After             %
                             ------      ---           -----           ---

Cecil McGough                     0        0%        9,000,000        90.0%
All Other Stockholders      500,016      100%        1,000,032        10.0%
                            -------      ---        ----------       -----
    TOTAL                   500,016      100%       10,000,032       100.0%

(1) Reflects a two for one forward split undertaken in conjunction with the Exchange.

Business Development.

         Our principal goal is to position Tickets as the premier web site for selling and purchasing event tickets in the secondary market. To achieve this goal, we have adopted a multi-tiered strategy to:

                  o        Engage sponsors and generate advertising revenues.
                  o        Aggressively grow membership and usage.
                  o        Maximize opportunities to expand site capabilities.

         Management believes that our site will provide an easy to navigate, online marketplace. If successful, the site will provide habit-forming reasons to utilize or simply visit the site frequently.

         We believe that our site will appeal to those individuals seeking to enter the secondary ticket market because it will be easy to use and will provide a price competitive forum to buy event tickets, without the inconvenience and cost of ticket brokers and scalpers. We intend that our visitors and members find a marketplace that functions in a user-friendly format.

Web Site Overview.

   Management believes that our site will attract members because of its content. The content of the site will focus only on postings for event tickets in the following categories: (i) music; (ii) sports; (iii) arts; and (iv) family. The seller will post the name, place, date and time of the event along with the number of tickets that are for sale, their location at the venue and the per ticket price. To post tickets for sale or to view available tickets a user must become a registered member of the web site. Memberships are available for six-month terms at a cost of $19.95 for a seller and $9.95 for buyers. Buyers and sellers will then communicate directly with each other via telephone or electronic media, as determined by the posting party, to consummate the purchase transactions. Once the posting party has sold the offered event tickets, the seller may access the site and delete the posting or wait and allow the posting to automatically expire on the day following the date of the posted event. Tickets will not receive any compensation from the purchase transaction. All revenues will be generated from membership fees and banner advertising on the site.

Technology and Operating Plan.

         By contracting with a third party web development and hosting company, we plan to develop an expandable, secure and reliable website. We anticipate that development of the website will be completed, tested and fully operational during the third quarter of 2001. We estimate that we will incur expenses of approximately $30,000 in connection with development, testing and ultimately making the site available to the general public.

         We anticipate that our site will utilize technology designed to support up to at least one million visitors per month, with the ability to increase this capability very rapidly by increasing the band width.

         It is further anticipated that our software system architecture will use industry standard technologies to maximize reliability. Based on the opinions of our site developer and host, we intend to use a sequel database
(SQL), Microsoft Windows NT server in a shared environment, 10 MB Ethernet connection direct to a first tier Internet provider's DS3 network and the Microsoft IIS server. We will back up our Microsoft databases and other information to long-term tape storage on a regular basis.

         The network servers will be housed at a different geographic location.

Industry Analysis.

         The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically and providing advertisers and businesses with an attractive means of marketing and selling their products and services. Given the perceived viability of the electronic marketplace, we feel that our site will, assuming our ability to successfully market and brand the site, satisfy a demand that currently exists. This belief is that of our management and is not based on any research or independent analysis of the market place in which we intend to operate.

Competition.

         Given our limited resources we have conducted nominal research into our competition. We believe however that we will face competition from on-line auction sites, which are a more recognized source for event tickets. However, we believe our site will offer the marketplace a more efficient process as the buyer and seller will be able to communicate directly with each other to complete the sales transaction, with the buyer not having to constantly monitor an auction format to ensure he is the highest bidder. Also, the site will be dedicated solely to the sale of event tickets rather than numerous other items. Our system of direct communication will let a potential purchaser negotiate the purchase price, method of payment and delivery process and we hope that this will be well received in the market place given that it gives the buyer greater control of the process. However, the market for members, visitors and Internet advertising is new and rapidly evolving, and competition for members, visitors and advertisers is intense and is expected to increase significantly in the future. With no substantial barriers to entry, we expect that competition will intensify.

         We  will  also  compete  with  traditional   forms  of  media  such  as
newspapers, magazines, radio and television, for advertisers and advertising revenues. We believe that the principal competitive factors in attracting advertisers include the amount of traffic on our Web site, the demographics of our members and visitors, our ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium that we offer. We believe that the number of Internet companies relying on Web-based advertising revenues will increase greatly in the future. Accordingly, we will likely face increased competition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

         In summary, there can be no assurance that we will be able to compete successfully against our current or future competitors or that competitive pressures faced by us will not have a material adverse effect on our business, results of operations and financial condition.

Marketing Strategy.

         We have initially tailored a marketing strategy to meet the key objectives of attracting both advertisers and members to our site:

         In order for our venture to succeed we must attract advertisers to our site. To facilitate this, we intend to develop demographic audience profiles and information on our target markets that we can show to potential advertisers who we feel could benefit from placing advertisement on our site. We expect to offer advertisers a cost-effective and efficient way to reach their target audience by giving them demographic information that will enable them to determine the viability of advertising on our site and by competitively pricing our banner advertising space. Priority must also be given to attracting members to the site
 . We intend to aggressively market our site through several methods to attract and to increase membership, including; Site branding, Offline advertising and promotion; and Online marketing. A site brand is a carefully developed set of values that appeal to a specific audience. The process of branding is to effectively communicate the predefined values to the target market. Online branding is the sum of all customer-company interactions, including advertising, customer service, and Web page interaction. In essence, branding is dialogue with the our audience, which, in turn, leads to an enduring relationship with our users.

         We believe that building a premium brand Web site is very much like the process of store branding. We plan to emphasize the brand of our site rather than the brands of our services. We expect that we will be able to build brand equity over time if we obtain the capital necessary to invest in our offline and online presence, of which there can be no assurance.

         We also recognize the key to eventual success is the ability to undertake extensive advertising and promotion efforts and in compiling a comprehensive advertising and promotion plan. We expect that the plan will use targeted advertising through traditional media, such as radio, select magazines and direct mail. In addition, we will use promotions, which have proven an effective vehicle to attract new users, such as giveaways done in conjunction with e-commerce sites. This activity will be difficult to undertake if we can not generate sufficient revenue or raise additional capital.

         Finally, we believe that we can develop an on-line marketing presence by placing banner advertisements on high-traffic Web sites Some traditional portals often offer better segmentation for our prospects than traditional media and at a more efficient CPM (cost per thousand). We intend to design a site-specific banner and place it accordingly, again based on our ability to generate the capital necessary to be successful in such a campaign.

         Also, in connection with our on-line campaign we plan, subject to available working capital, to build brand awareness in the online community and continually acquire new users. One of the best ways to attract this target audience is to achieve high visibility in the places where prospective users are likely to be browsing. In order to create this market presence and increase user awareness, we intend to promote our Web site on the most effective search engines, directories and promotional sites the Internet offers.

Sources of Revenue.

     Currently, we have no revenues. We intend to generate the majority of our revenues from advertisers placing banner ads on our site. We recognize that the key to successful advertising on the Internet is maximizing viewer attention on a page for an extended period of time. We believe that our site will offer advertisers an identifiable target audience that will allow them to tailor their advertisements so as to maximize their viability. We have yet to contact any potential advertisers and do not intend to do so until the test version of the site is available. Assuming that we can obtain adequate funding we believe that the test version of the site will be completed by the beginning of the third quarter of this fiscal year. We also expect to generate modest revenues from the sale and renewal of memberships.

Reliability and Security.

         We plan to utilize the services of InSite to ensure reliability and backup capabilities for the web site we plan to launch in the future. Our software system will use industry standard technologies to maximize reliability. We also intend to use state of the art technologies to connect the site to the Internet. We will back up our databases and other information to long term tape storage on a regular basis. Also the data center where our system will be located provides security management 24 hours per day, seven days per week.

         The site will incorporate a variety of techniques meant to protect the privacy of user information transmitted to and from the site. Through our relationship with InSite we will use available technology to protect credit card information provided by members so that it cannot be read as the information travels over the internet. This technology will make it virtually impossible for information to be stolen or intercepted while being transferred over the Internet. Once we receive credit card information, it will be stored securely in a protected data center. We will not sell or lease provided information to any third parties. We will not provide any personally identifying information, regardless of its source, to any third party for any purpose whatsoever. We may provide aggregate statistics about our customers, sales, traffic patterns and related site information to reputable third party vendors, but these figures will include no personally identifying information.

Intellectual Property, Proprietary Rights and Domain Names.

         We will regard any copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property that may result from developing our site as critical to our success. If and when necessary, we will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with users, independent contractors, partners and others to protect our proprietary rights.

          We may be subject to legal proceedings and claims from time to time in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Further, if such claims are successful, we may be required to change our trademarks, alter our site's content and pay financial damages. There can be no assurance that such changes of trademarks, alteration of content or payment of financial damages will not adversely affect our business.

Government Regulations and Legal Uncertainties.

         Because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as: user privacy; pricing; content; copyrights; distribution; taxation; and characteristics and quality of products and services.

         In addition, the growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease our potential revenues from electronic commerce or otherwise adversely affect our business, financial condition and operating results.

         Laws and regulations directly applicable to electronic commerce or Internet communications are becoming more prevalent. The most recent session of Congress enacted Internet laws regarding on-line copyright infringement.
Although not yet enacted, Congress is considering laws regarding Internet taxation. The European Union recently enacted new privacy regulations. These are all recent enactments, and there is uncertainty regarding their impact. We do not presently believe that any existing or pending litigation regarding the Internet will directly impact our business; however, we will have to continually monitor federal and state legislation to ensure our continued compliance with applicable rules and regulations.

         We are not aware of any state of federal laws or regulations which prohibit the rendering of the services that the site will provide. Local "scalping" and/or similar ordinances are generally not applicable to the matching services the site is intended to provide.

Employees.

         As of December 31, 2000, Cecil McGough was our only employee. At the present time we do not believe we will need to add more than two additional employees if the site is well received. No additions will be made until such employees' salaries can be paid out of either funds raised from a private placement of our securities or our monthly cash flow.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

         We currently have no revenues, no operations and own no assets. We will rely on either funds raised from private sales of our securities or from capital contributions from our sole officer and director so as to implement our business strategy. As such, we do not believe that an analysis of our financial condition since our inception would be meaningful.

         During the next twelve (12) months, we intend to initiate the development of our site. We have contracted with InSite to serve as our web development company. We will incur costs of approximately $25,000.00 associated with the development of the site and additional costs of approximately $75,000 to maintain and provide for hosting of the site, implement our marketing strategy and fund general and administrative costs during the next 12 months. We are also reviewing available sources of capital, including bank financing and private placements of our securities. Given the start up nature of our business, we believe traditional bank financing will be difficult to obtain; therefore, we continue to analyze the merits of a private placement of the Company's debt or equity securities.

         As of the date of this registration statement, we have been unable to determine the level of interest in the Company's securities. We believe that once we become a reporting company with the SEC, our ability to raise capital will be enhanced. If we are unable to secure appropriate financing by the end of our current fiscal year, we will be forced to reevaluate the viability of the our business strategy.

         Our expenses are presently nominal, and until such time as we contract with the site development company, the Company will continue its operations based upon necessary advances by Mr. McGough.

         We believe we have a clear plan on how the site should be presented to the public and have been advised by our site development firm that they will be able to produce the site which will reflect our initial design concept. To initiate and operate the site, the Company will not need to purchase any specialized equipment, with the Company only being required to contract for web hosting services. No contract for such services is presently in place.

         The Company's Certificate of Incorporation authorizes the issuance of up to 10 million shares of preferred stock. Our ability to issue preferred stock may limit our ability to obtain debt or equity financing as well as impede potential takeover of our Company, which takeover may be in the best interest of our Company. Also, the Company has approximately 29,999,968 shares which are authorized but which are as yet unissued. Our ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

         As stated in our auditor's report attached to the Financial Statements constituting part of this Registration Statement, substantial doubt exists about our ability to continue as a going concern.

ITEM 3.         DESCRIPTION OF PROPERTY

         We currently operate out of office space provided by Cecil McGough, our President, sole Director and majority stockholder. We neither pay nor do we have any obligation to pay rent to Mr. McGough. We will seek to move our operations to a suitable leased facility if we are able to raise the capital necessary to fund our operations.

ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of December 31, 2000, certain information with respect to the beneficial ownership of our capital stock by (1) each person who we know to be a beneficial owner of more than 5% of any class or series of our capital stock; (2) each of the directors and executive officers individually and (3) all directors and executive officers as a group. At December 31, 2000, we had 10,000,032 shares of common stock issued and outstanding.

                                            Amount and
                  Name and Address          Nature of
Title of Class    of Beneficial Owner       Beneficial Owner    Percent of Class
--------------    -------------------       ----------------    ----------------

Common Stock      Cecil McGough             9,000,000 (Direct)        90.0%
                  178 Villa Park Drive
                  Lewisville, Texas 75077


ITEM 5.         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The table below sets forth certain information concerning our directors and executive officers as of December 31, 2000.

               Name                   Age         Position
               ----                   ---         --------

               Cecil McGough          53          President / Sole Director

         Cecil McGough is the founder of Tickets and has served as our President and Sole Director since May 9, 2000. Since 1990, Mr. McGough has been the owner and President of HomeCare Employee Benefits, Inc., a company that specializes in providing advice to home health care providers regarding the Medicare home health care reimbursement system and implementing employee benefit plans for such providers. Mr. McGough has 27 years experience in the financial services and financing planning markets including acting as an agent for MOA Financial Services and American Financial Services during this time frame.

Committees of the Board of Directors.

         Our Board of Directors does not have any committees at this time.

ITEM 6.         EXECUTIVE COMPENSATION

         Mr. McGough has not been paid nor have we accrued any cash or non-cash compensation for his services since Tickets' inception. It is anticipated that Mr. McGough will enter into an Employment Agreement with us once the site becomes operational.

ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          Securities Transfer Corporation, our transfer agent, is owned and controlled by the brother of the sole officer and director of one of our stockholders. This stockholder beneficially owns less than 5% of the Company's outstanding common stock.

ITEM 8.         DESCRIPTION OF SECURITIES

Capital Stock.

         Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $.001 per share. Each share of common stock entitles the holder thereof to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert his, her or its common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our Board of Directors from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on the common stock in the year 2001.

         Pursuant to our Certificate of Incorporation, our Board of Directors has the authority, without further stockholder approval, to provide for the issuance of up to 10,000,000 shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because our Board of Directors has the power to establish such preferences and rights of any such series, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of holders of our common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

         As a successor to PBI, Inc., a Massachusetts corporation reorganized pursuant to a plan of bankruptcy and reorganization, we are prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code. If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, an adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

Provisions Having a Possible Anti-Takeover Effect.

         Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, our Board of Directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue up to 29,999,968 additional shares of our common stock. The issuance of our preferred stock or additional shares of our common stock could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this Registration Statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

 Market Information.

         Our common stock is not currently trading. We have however made application to have our common stock traded on the NASD's Pink Sheets. We are filing this Form 10- SB for the purpose of enabling our shares of common stock to commence trading on the Electronic Bulletin Board (the "OTCBB"). We will have to identify a market maker for our stock who in turn must make an application to the NASD, following the effective date of this Form 10- SB, to have our shares of common stock quoted on the OTCBB.

Holders.

         As of December 31, 2000, there were a total of 10,000,032 shares of our common stock outstanding, held by approximately 325 stockholders of record.

Dividends.

         We have not declared any dividends on our common stock.

ITEM 2.         LEGAL PROCEEDINGS

         We are not currently involved in any legal proceedings.

ITEM 3.         CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS ON ACCOUNTING
                DISCLOSURE

         Not Applicable.


ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Plan of Reorganization, all of our outstanding capital stock as of the date of our bankruptcy petition (March 3, 1995) was canceled. Pursuant to the Plan of Reorganization, we issued an aggregate of 10,000,032 shares of our common stock, as adjusted for the forward split, to certain of our creditors and holders of administrative claims. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         On May 9, 2000, we entered into a Stock Exchange Agreement with Tickets pursuant to which Cecil McGough, the sole stockholder of Tickets, assigned his equity ownership in that company to us in exchange for 9,000,000 shares (or approximately 90%) of our outstanding common stock. We relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5.         INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under the Delaware General Corporation Law to indemnify our Directors and Officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject. The Delaware Law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

         o        conducted himself in good faith;
         o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and
         o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Delaware Law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Certificate of Incorporation provides that none of our Directors shall be personally liable to us or our stockholders for monetary damages for an act or omission in such Director's capacity as a Director; PROVIDED, HOWEVER, that the liability of such Director is not limited to the extent that such Director is found liable for (a) a breach of the Director's duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the Director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the Director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office, or (d) an act or omission for which the liability of the Director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a Director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our Directors and may discourage or deter stockholders or management from bringing a lawsuit against Directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us or our stockholders.

         Our Bylaws provide that our Officers and Directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; PROVIDED, HOWEVER, that it must be determined that such Officer or Director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an Officer or Director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the stockholders of the corporation, as described in our Bylaws.

         The above discussion of the Delaware Law, our Certificate of Incorporation, and our Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, our Certificate of Incorporation and our Bylaws, respectively.

                                    PART F/S

         The financial information beginning on page F-1 hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

         The  following  documents  are filed as exhibits  to this  Registration
Statement:

3.1*     Certificate of Incorporation of TTTTICKETS HOLDING CORP.
         (with amendments).

3.2*     Bylaws of TTTTICKETS.com, Inc.

3.3*     Bylaws of TTTTICKETS.com, Inc., as amended and restated

3.4*     Bylaws of TTTTICKETS HOLDING CORP.

6.1* Stock Exchange Agreement by and among TTTTickets.com, Inc., Cecil McGough, and PB Acquisition Corp., dated April 26, 2000.

10.1 Site Development Agreement, dated March 23, 2001, by and between the Company and InSite Productions, LLC (Exhibits and Schedules have been omitted).

23.1     Consent of Independent Certified Public Accountant

27.1     Financial Data Schedule.

*        Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TTTTICKETS HOLDING CORP.

DATE:  April 11, 2001                     By:   /s/ Cecil McGough
                                                --------------------------------
                                                   Cecil McGough
                                                   President and Sole Director

                                   TTTTICKETS
                                  HOLDING CORP.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements
                                       and
                                Auditor's Report

                                December 31, 2000








                               S. W. HATFIELD, CPA
                          certified public accountants

                      Use our past to assist your future sm

                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-2

Consolidated Financial Statements

   Consolidated Balance Sheets
     as of December 31, 2000                                                 F-3

   Consolidated Statements of Operations and Comprehensive Income
     for the period from April 24, 2000 (date of incorporation)
     through December 31, 2000                                               F-4

   Consolidated Statement of Changes in Stockholders' Equity
     for the period from April 24, 2000 (date of incorporation)
     through December 31, 2000                                               F-5

   Consolidated Statements of Cash Flows
     for the period from April 24, 2000 (date of incorporation)
     through December 31, 2000                                               F-6

   Notes to Consolidated Financial Statements                                F-7

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
TTTTickets Holding Corp.
   (formerly PB Acquisition Corp.)
   (formerly Professional Brushes, Inc.)

We have audited the accompanying consolidated balance sheets of TTTTickets Holding Corp. (formerly PB Acquisition Corp.) (a Delaware corporation) and it's wholly-owned subsidiary, TTTTickets.com, Inc., as of December 31, 2000, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the period from April 24, 2000 (date of incorporation) through December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TTTTickets Holding Corp. (formerly PB Acquisition Corp.) and Subsidiary as of December 31, 2000 and the results of its operations and its cash flows for the period from April 24, 2000 (date of incorporation) through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company has no viable operations or significant assets and is dependent upon significant stockholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note A. The consolidated financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

                                                    S. W. HATFIELD, CPA
Dallas, Texas
April 4, 2001

                      Use our past to assist your future sm
(secure mailing address)                   (overnight delivery/shipping address)
P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                       F-2

                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)
                           CONSOLIDATED BALANCE SHEETS
                                December 31, 2000


                                                              2000
                                                             --------
                                     ASSETS
                                     ------

Current assets
   Cash in bank                                              $    335
                                                             --------

Total Assets                                                 $    335
                                                             ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
   Due to stockholder                                        $  2,953
                                                             --------

Stockholders' equity
   Preferred stock - $0.001 par value
     10,000,000 shares authorized
     None issued and outstanding                                 --
   Common stock - $0.001 par value
     40,000,000 shares authorized
     10,000,032 shares issued and outstanding                  10,000
   Accumulated deficit                                        (12,618)
                                                             --------

     Total stockholders' equity                                (2,618)
                                                             --------

Total Liabilities and Stockholders' Equity                   $    335
                                                             ========


The accompanying notes are an integral part of these consolidated financial statements.

                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
  Period from April 24, 2000 (date of incorporation) through December 31, 2000

                                                           Period from
                                                          April 24, 2000
                                                      (date of incorporation)
                                                              through
                                                         December 31, 2000
                                                         -----------------

Revenues                                                   $       --
                                                           ------------

Operating expenses
   General and administrative expenses                            3,348
   Organizational expenses                                        1,000
                                                           ------------

     Total operating expenses                                     4,348
                                                           ------------

Loss from operations                                             (4,347)

Other income (expense)
     Impairment of future recoverability of goodwill             (8,270)
                                                           ------------

Loss before provision for income taxes                          (12,618)

Provision for income taxes                                         --
                                                           ------------

Net Loss                                                        (12,618)

Other comprehensive income                                         --
                                                           ------------

Comprehensive Loss                                         $    (12,618)
                                                           ============

Loss per weighted-average share of
   common stock outstanding, computed
   on net loss - basic and fully diluted                            nil
                                                           ============

Weighted-average number of shares
   of common stock outstanding - basic and fully diluted     10,000,032
                                                           ============





The accompanying notes are an integral part of these consolidated financial statements.


                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
  Period from April 24, 2000 (date of incorporation) through December 31, 2000



                                      Common stock        Additional
                                      ------------          paid-in     Accumulated
                                 # shares      Amount       capital       deficit       Totals
                                ----------   ----------   ----------    ----------    ----------
Stock issued at incorporation
   of TTTTickets.com, Inc.           1,000   $        1   $      999    $     --      $    1,000

Effect of common stock
   issued at May 9,
   2000 acquisition of
   TTTTickets.com, Inc.          9,999,032        9,999         (999)         --           9,000

Net loss for the period               --           --           --         (12,618)      (12,618)
                                ----------   ----------   ----------    ----------    ----------

Balances at December 31, 2000   10,000,032   $   10,000   $     --      $  (12,618)   $   (2,618)
                                ==========   ==========   ==========    ==========    ==========











The accompanying notes are an integral part of these consolidated financial statements.


                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
  Period from April 24, 2000 (date of incorporation) through December 31, 2000

                                                                             Period from
                                                                            April 24, 2000
                                                                       (date of incorporation)
                                                                               through
                                                                          December 31, 2000
                                                                          -----------------
Cash Flows from Operating Activities
   Net loss for the period                                                    $(12,618)
   Adjustments to reconcile net loss
     to net cash provided by operating
     activities
       Organization and recapitalization costs
         paid with common stock at formation
         of TTTTickets.com, Inc.                                                 1,000
       Goodwill incurred at acquisition of
         TTTTickets.com, Inc. by TTTTickets
         Holding Corp. charged to operations
         on the date incurred                                                    8,270
       Increase in Accounts Payable to a Stockholder for operating expenses      2,953
                                                                              --------

Net cash used in operating activities                                             (395)
                                                                              --------


Cash Flows from Investing Activities
   Cash acquired in combination of TTTTickets
     Holding Corp. and TTTTickets.com, Inc.
     on May 9, 2000                                                                730
                                                                              --------

Net cash provided by investing activities                                          730
                                                                              --------


Cash Flows from Financing Activities                                              --
                                                                              --------


Net cash provided by financing activities                                          335
                                                                              --------

Increase (Decrease) in Cash                                                        335

Cash at beginning of period                                                       --
                                                                              --------

Cash at end of period                                                         $    335
                                                                              ========

Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid during the period                                          $   --
                                                                              ========
     Income taxes paid during the period                                      $   --
                                                                              ========




The accompanying notes are an integral part of these consolidated financial statements.

                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note A - Background and Description of Business

TTTTickets Holding Corp. (Company) was initially incorporated on June 6, 1987 as Professional Brushes, Inc. under the laws of the State of Massachusetts.

On April 12, 1999, the Company changed its state of incorporation from Massachusetts to Delaware by means of a merger with and into a Delaware corporation formed on March 29, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to PB Acquisition Corp.

The above transaction also modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

On March 7, 1995, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, District of Massachusetts-Western Division (Bankruptcy Court). The Company's bankruptcy action was combined with a similarly filed action of two other related entities; Mi-Lor Corporation and Codent Dental Products, Inc. All assets, liabilities and other claims against the Company were combined with those of its affiliates for the purpose of distribution of funds to creditors. Each of the three entities otherwise remained separate corporate entities. During the period from March 7, 1995 through November 13, 1998 (the effective date of the Plan of Reorganization), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

A Plan of Reorganization was approved by the Bankruptcy Court on November 2, 1998. The Plan of Reorganization, which contemplated the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post-reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger. The final discharge from bankruptcy will occur only upon the completion of the contemplated reverse merger transaction. This transaction occurred on May 9, 2000 with the acquisition of TTTTickets.com, Inc.

The 1998 Reorganization caused the cancellation of all then existing issued and outstanding shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of November 13, 1998, by virtue of the confirmed Plan of Reorganization, the only asset of the Company was approximately $5,000 in cash due from the Bankruptcy Estate.

On May 9, 2000, concurrent with the acquisition of TTTTickets.com, Inc., the Company effected a two (2) for one (1) forward stock split resulting in 1,000,032 shares of the Company's common stock being issued and outstanding.

                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Note A - Background and Description of Business - continued

On May 9, 2000, the Company acquired 100.0% of the issued and outstanding common stock of TTTTickets.com, Inc. (a Delaware corporation) in exchange for 9,000,000 shares of the Company's restricted, unregistered common stock. TTTTickets.com, Inc. became a wholly-owned subsidiary of the Company. Concurrent with this transaction, the Company changed its corporate name to TTTTickets Holding Corp.

The acquisition of TTTTickets.com, Inc., on May 9, 2000, by the Company effected a change in control and was accounted for as a" reverse acquisition" whereby TTTTickets.com, Inc. is the accounting acquiror for financial statement purposes. Accordingly, for all periods subsequent to May 9, 2000, the financial statements of the Company reflect the historical financial statements of TTTTickets.com, Inc. from its inception on April 24, 2000 and the operations of the Company subsequent to the May 9, 2000 transaction date.

TTTTickets.com. Inc. was incorporated on April 24, 2000 under the laws of the State of Delaware to develop and maintain an internet website to create and facilitate a secondary marketplace for individuals to buy and sell event tickets. The tickets available on the website are anticipated to cover four major categories: a) theater and music; b) sports; c) arts; d) other family entertainment. This entity and its operations are still in the process of developing the internet website and refining its marketing plan.

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and originally had a year-end of May 31. On March 29, 1999, the Company's Board of Directors approved changing the Company's year-end to December 31. The accompanying consolidated financial statements have been prepared in accordance with the actions of the Company's Board of Directors.

The Company's controlling stockholder(s) maintains the corporate status of the Company and has provided all nominal working capital support on the Company's behalf since the bankruptcy discharge date. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority stockholder's continuing support. The majority stockholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Note B - Summary of Significant Accounting Policies - Continued

2.   Organization costs
     ------------------

     The Company uses the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and recapitalization of the Company were charged to operations as incurred.

3.   Income taxes
     ------------

     The Company files a separate Federal Income Tax Return. Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

4.   Income (Loss) per share
     -----------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 2000, the Company has no outstanding warrants and options.

Note C - Acquisition of Subsidiary

On May 9, 2000, the Company exchanged 9,000,000 restricted, unregistered shares of common stock for 100.0% of the issued and outstanding stock of TTTTickets.com, Inc. TTTTickets.com, Inc. became a wholly-owned subsidiary of the Company.

TTTTickets.com, Inc. was incorporated on April 24, 2000 under the laws of the State of Delaware. TTTTickets.com, Inc. was formed for the purpose of developing and maintaining an internet website to create and facilitate a secondary marketplace for individuals to buy and sell event tickets. The tickets available on the website are anticipated to cover four major categories: a) theater and music; b) sports; c) arts; d) other family entertainment.

                (Remainder of this page left blank intentionally)

                     TTTTICKETS HOLDING CORP. AND SUBSIDIARY
                         (formerly PB Acquisition Corp.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Note D - Capital Stock Transactions

Pursuant to the Second Amended Joint Liquidating Plan of Reorganization (Plan), affirmed by the U. S. Bankruptcy Court - District of Massachusetts-Western Division on November 2, 1998, the Company "will issue a sufficient number of shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares of [the Company]. An aggregate of 500,016 "new" shares of common stock were issued in full settlement of all unpaid pre-confirmation obligations of the Company and/or the consolidated bankruptcy trust as mandated by the Bankruptcy Court.

On May 9, 2000, concurrent with the acquisition of TTTTickets.com, Inc., the Company effected a two (2) for one (1) forward stock split resulting in 1,000,032 shares of the Company's common stock being issued and outstanding.

On May 9, 2000, the Company issued 9,000,000 shares of restricted, unregistered common stock to acquire 100.0% of the issued and outstanding stock of TTTTickets.com, Inc.

                                   TTTTICKETS
                                  HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                              Financial Statements
                                       and
                                Auditor's Report

                        May 9, 2000 and December 31, 1999










                               S. W. HATFIELD, CPA
                          certified public accountants

                      Use our past to assist your future sm

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-2

Financial Statements

   Balance Sheets
     as of May 9, 2000 and December 31, 1999                                 F-3

   Statements of Operations and Comprehensive Income
     for the period from January 1, 2000 to May 9, 2000
     and for the year ended December 31, 1999                                F-4

   Statement of Changes in Stockholders' Equity
     for the period from January 1, 2000 to May 9, 2000
     and for the year ended December 31, 1999                                F-5

   Statements of Cash Flows
     for the period from January 1, 2000 to May 9, 2000
     and for the year ended December 31, 1999                                F-6

   Notes to Financial Statements                                             F-7

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
TTTTickets Holding Corp.
   (formerly PB Acquisition Corp.)
   (formerly Professional Brushes, Inc.)

We have audited the accompanying balance sheets of TTTTickets Holding Corp. (formerly PB Acquisition Corp.) (a Delaware corporation) as of May 9, 2000 and December 31, 1999, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the period from January 1, 2000 through May 9, 2000 and for the year ended December 31, 1999, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TTTTickets Holding Corp. (formerly PB Acquisition Corp.) as of May 9, 2000 and December 31, 1999 and the results of its operations and its cash flows for the period from January 1, 2000 through May 9, 2000 and for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant stockholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note A. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

                                                         S. W. HATFIELD, CPA
Dallas, Texas
April 4, 2001

                      Use our past to assist your future sm
(secure mailing address)                   (overnight delivery/shipping address)
P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                       F-2


                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                                 BALANCE SHEETS
                        May 9, 2000 and December 31, 1999


                                                               May 9,      December 31,
                                                                 2000           1999
                                                            ------------   ------------
                                     ASSETS
                                     ------

Current assets
   Cash in bank                                              $       730    $     1,730
   Due from Bankruptcy Trust                                        --             --
                                                             -----------    -----------

Total Assets                                                 $       730    $     5,000
                                                             ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
   Due to majority stockholder                               $      --      $     8,810
                                                             -----------    -----------

Stockholders' equity
   Preferred stock - $0.001 par value
     10,000,000 shares authorized
     None issued and outstanding                                    --             --
   Common stock - $0.001 par value
     40,000,000 shares authorized
     1,000,032 shares issued and outstanding                       1,000          1,000
   Additional paid-in capital                                     14,580          4,000
   Accumulated deficit                                           (14,850)       (12,080)
                                                             -----------    -----------

     Total stockholders' equity                                      730         (7,080)
                                                             -----------    -----------

Total Liabilities and Stockholders' Equity                   $       730    $     1,730
                                                             ===========    ===========




The accompanying notes are an integral part of these financial statements.


                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
               Period from January 1, 2000 through May 9, 2000 and
                          Year ended December 31, 1999

                                                           Period from
                                                         January 1, 2000    Year ended
                                                             through       December 31,
                                                           May 9, 2000         1999
                                                         ---------------   -----------
Revenues                                                   $      --       $      --
                                                           -----------     -----------

Operating expenses
   Reorganization expenses                                       2,770          10,583
                                                           -----------     -----------

     Total expenses                                              2,770          10,583
                                                           -----------     -----------

Loss from operations                                            (2,770)        (10,583)

Provision for income taxes                                        --              --
                                                           -----------     -----------

Net Loss                                                        (2,770)        (10,583)

Other comprehensive income                                        --              --
                                                           -----------     -----------

Comprehensive Loss                                         $    (2,770)    $   (10,583)
                                                           ===========     ===========

Loss per weighted-average share of
   common stock outstanding, computed
   on net loss - basic and fully diluted                           nil             nil
                                                           ===========     ===========

Weighted-average number of shares
   of common stock outstanding - basic and fully diluted     1,000,032       1,000,032
                                                           ===========     ===========





The accompanying notes are an integral part of these financial statements.


                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               Period from January 1, 2000 through May 9, 2000 and
                          Year ended December 31, 1999



                                         Common stock       Additional
                                         ------------        paid-in    Accumulated
                                      shares      Amount     capital      deficit       Totals
                                    ---------   ---------   ---------    ---------    ---------
Balances at January 1, 1999           500,016   $     500   $   4,500    $  (1,497)   $   3,503

Effect of May 9, 2000 two (2) for
   one (1) stock split                500,016         500        (500)        --           --
                                    ---------   ---------   ---------    ---------    ---------

Balances at January 1, 1999,
    as restated                     1,000,032       1,000       4,000       (1,497)       3,503

Net loss for the year                    --          --          --        (10,583)     (10,583)
                                    ---------   ---------   ---------    ---------    ---------

Balances at December 31, 1999       1,000,032       1,000       4,000      (12,080)      (7,080)

Capital contributed by
   controlling stockholder
   to support operations                 --          --        10,580         --         10,580

Net loss for the year                    --          --          --         (2,770)      (2,770)
                                    ---------   ---------   ---------    ---------    ---------

Balances at December 31, 2000       1,000,032   $   1,000   $  14,580    $ (14,850)   $     730
                                    =========   =========   =========    =========    =========









The accompanying notes are an integral part of these financial statements.


                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)
                            STATEMENTS OF CASH FLOWS
               Period from January 1, 2000 through May 9, 2000 and
                          Year ended December 31, 1999

                                                         Period from
                                                       January 1, 2000    Year ended
                                                           through       December 31,
                                                         May 9, 2000         1999
                                                       ---------------   ------------
Cash Flows from Operating Activities
   Net loss for the period                                $ (2,770)        $(10,583)
   Adjustments to reconcile net loss
     to net cash provided by operating
     activities                                               --               --
                                                          --------         --------

Net cash used in operating activities                       (2,770)         (10,583)
                                                          --------         --------


Cash Flows from Investing Activities                          --               --
                                                          --------         --------


Cash Flows from Financing Activities
   Funds received from bankruptcy trust                       --              5,000
   Amounts advanced by majority stockholder                  1,770            7,313
                                                          --------         --------

Net cash provided by financing activities                    1,770           12,313
                                                          --------         --------

Increase (Decrease) in Cash                                 (1,000)           1,730

Cash at beginning of period                                  1,730             --
                                                          --------         --------

Cash at end of period                                     $    730         $  1,730
                                                          ========         ========

Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid during the period                      $   --           $   --
                                                          ========         ========
     Income taxes paid during the period                  $   --           $   --
                                                          ========         ========

Supplemental Disclosure of Non-Cash
   Investing and Financing Activities
     Recapitalization to be funded by Bankruptcy Trust    $   --           $  5,000
                                                          ========         ========
     Controlling stockholder advances in prior
       years reclassified as Additional Paid-in Capital   $  8,810         $   --
                                                          ========         ========




The accompanying notes are an integral part of these financial statements.

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                          NOTES TO FINANCIAL STATEMENTS


Note A - Background and Description of Business

TTTTickets Holding Corp.(Company) was initially incorporated on June 6, 1987 as Professional Brushes, Inc. under the laws of the State of Massachusetts.

On April 12, 1999, the Company changed its state of incorporation from Massachusetts to Delaware by means of a merger with and into a Delaware corporation formed on March 29, 1999 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to PB Acquisition Corp.

The above discussed transaction also modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

On March 7, 1995, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, District of Massachusetts-Western Division (Bankruptcy Court). The Company's bankruptcy action was combined with a similarly filed action of two other related entities; Mi-Lor Corporation and Codent Dental Products, Inc. All assets, liabilities and other claims against the Company were combined with those of its affiliates for the purpose of distribution of funds to creditors. Each of the three entities otherwise remained separate corporate entities. During the period from March 7, 1995 through November 13, 1998 (the effective date of the Plan of Reorganization), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

A Plan of Reorganization was approved by the Bankruptcy Court on November 2, 1998. The Plan of Reorganization, which contemplated the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post-reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger. The final discharge from bankruptcy will occur only upon the completion of the contemplated reverse merger transaction. This transaction occurred on May 9, 2000 with the acquisition of TTTTickets.com, Inc.

The 1998 Reorganization caused the cancellation of all then existing issued and outstanding shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of November 13, 1998, by virtue of the confirmed Plan of Reorganization, the only asset of the Company was approximately $5,000 in cash due from the Bankruptcy Estate.

On May 9, 2000, concurrent with the acquisition of TTTTickets.com, Inc., the Company effected a two (2) for one (1) forward stock split resulting in 1,000,032 shares of the Company's common stock being issued and outstanding.

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note A - Background and Description of Business - continued

On May 9, 2000, the Company acquired 100.0% of the issued and outstanding common stock of TTTTickets.com, Inc. (a Delaware corporation) in exchange for 9,000,000 shares of the Company's restricted, unregistered common stock. TTTTickets.com, Inc. became a wholly-owned subsidiary of the Company. Concurrent with this transaction, the Company changed its corporate name to TTTTickets Holding Corp.

The acquisition of TTTTickets.com, Inc., on May 9, 2000, by the Company effected a change in control and was accounted for as a" reverse acquisition" whereby TTTTickets.com, Inc. is the accounting acquiror for financial statement purposes. Accordingly, for all periods subsequent to May 9, 2000, the operations of the Company are reflected as a component of the continuing accounting records of TTTTickets.com, Inc.

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and originally had a year-end of May 31. On March 29, 1999, the Company's Board of Directors approved changing the Company's year-end to December 31. The accompanying financial statements have been prepared in accordance with the actions of the Company's Board of Directors.

The Company's controlling stockholder(s) maintains the corporate status of the Company and has provided all nominal working capital support on the Company's behalf since the bankruptcy discharge date. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority stockholder's continuing support. The majority stockholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Organization costs
     ------------------

     The Company uses the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and recapitalization of the Company were charged to operations as incurred.

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note B - Summary of Significant Accounting Policies - Continued

3.   Income taxes
     ------------

     The Company files a separate Federal Income Tax Return. Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

4.   Income (Loss) per share
     -----------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of May 9, 2000 and December 31, 1999, the Company has no outstanding warrants and options.

Note C - Acquisition of Subsidiary

On May 9, 2000, the Company exchanged 9,000,000 restricted, unregistered shares of common stock for 100.0% of the issued and outstanding stock of TTTTickets.com, Inc. TTTTickets.com, Inc. became a wholly-owned subsidiary of the Company.

TTTTickets.com, Inc. was incorporated on April 24, 2000 under the laws of the State of Delaware. TTTTickets.com, Inc. was formed for the purpose of developing and maintaining an internet website to create and facilitate a secondary marketplace for individuals to buy and sell event tickets. The tickets available on the website are anticipated to cover four major categories: a) theater and music; b) sports; c) arts; d) other family entertainment.

The  acquisition  of  TTTTickets.com,  Inc.,  on May  9,  2000,  by the  Company
qualifies as a reverse acquisition whereby TTTTickets.com, Inc. is the accounting acquiror for financial statement purposes. Accordingly, as of May 9, 2000, the operations of the Company are reflected as a component of the continuing accounting records of TTTTickets.com, Inc.

Note D - Capital Stock Transactions

Pursuant to the Second Amended Joint Liquidating Plan of Reorganization (Plan), affirmed by the U. S. Bankruptcy Court - District of Massachusetts-Western Division on November 2, 1998, the Company "will issue a sufficient number of shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares of [the Company]. An aggregate of 500,016 "new" shares of common stock were issued in full settlement of all unpaid pre-confirmation obligations of the Company and/or the consolidated bankruptcy trust as mandated by the Bankruptcy Court.

                            TTTTICKETS HOLDING CORP.
                         (formerly PB Acquisition Corp.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note D - Capital Stock Transactions

On May 9, 2000, concurrent with the acquisition of TTTTickets.com, Inc., the Company effected a two (2) for one (1) forward stock split resulting in 1,000,032 shares of the Company's common stock being issued and outstanding.

On May 9, 2000, the Company issued 9,000,000 shares of restricted, unregistered common stock to acquire 100.0% of the issued and outstanding stock of TTTTickets.com, Inc.